As filed with the Securities and Exchange Commission on October 10, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

ISRAEL CHEMICALS LIMITED

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

Israel

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, N.Y. 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

 [  ]  on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing One (1) Share of Common Stock, Par Value 1 ILS each, of Israel Chemicals Limited.	100,000,000 American Depositary Shares	$0.05	$5,000,000	$196.50